CAMBRIDGE INTERNATIONAL PARTNERS LLC
(LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

*The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.***

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49059

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Cambridge International Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2187 Atlantic Ave., Suite 703

(No. and Street)

Stamford	**CT**	**06902**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Haywood	**212.826.8294**	**rhaywood@cambintl.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP

(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	**New York**	**NY**	**10020**
(Address)	(City)	(State)	(Zip Code)

2468

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Haywood, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cambridge International Partners LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

3/28/2025

Notary Public

JERISHAMIR TORRES
Notary Public
Connecticut
My Commission Expires Mar 31, 2027

Signature:

Title:
Managing Director

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Cambridge International Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cambridge International Partners LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cambridge International Partners LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cambridge International Partners LLC's management. Our responsibility is to express an opinion on Cambridge International Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Cambridge International Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Cambridge International Partners LLC's auditor since 2022.
New York, New York
March 28, 2025

CAMBRIDGE INTERNATIONAL PARTNERS LLC
(LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$ 1,385,843
Property, equipment and leasehold improvements	45,448
Operating lease right of use asset	528,802
Other assets	124,453
Total assets	$ 2,084,546

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Operating lease obligation	$ 574,338
Deferred revenue	300,000
Accounts payable and accrued expenses	368,159
Total liabilities	1,242,497

Commitments and Contingencies

Members' equity:

Members' equity	842,049
Total liabilities and members' equity	$ 2,084,546

The accompanying notes are an integral part of this statement.

Note 1 - **Nature of Business**

Cambridge International Partners LLC (the "Company"), a Delaware limited liability corporation, was formed on January 1, 2014. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns advisory fees from investment banking services, providing merger and acquisition, financial advisory and general corporate consulting services to companies.

The members of a limited liability company have limited liability for debts, obligations and liabilities of the business.

Note 2 - **Summary of Significant Accounting Policies**

a) ***Revenue Recognition***
The Company provides advisory services on mergers and acquisitions. The Company receives success fee revenue for advisory contracts which is generally recognized at the point in time that performance under the contract is completed (e.g. the closing of the transaction). The Company also receives retainer fees for such advisory services which are usually billed monthly. Revenues from these retainer fees are generally recognized after performance obligations are met (e.g. the closing of the transaction or the termination of the advisory contract). Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities (deferred revenue in the accompanying statement of financial condition). The Company's customers are generally financial institutions, which predominantly include registered investment advisors and banks.

b) ***Significant Judgments***
Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is used to determine whether performance obligations are satisfied at a point in time or over time; how to allocate the transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

c) ***Allowance for Credit Losses***
Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the underlying asset or entity). For financial assets measured at amortized cost (e.g. cash), the Company has evaluated the expected credit losses based on the nature and contractual life or expected life of the financial assets, credit quality of the counter party and immaterial historic and expected losses. The Company concluded there are de minimus expected credit losses and did not record a reserve for its cash balances and accounts receivables. The Company continuously monitors these estimates over the life of the related assets.

Note 2 -   **Summary of Significant Accounting Policies (Continued)**

     d)   ***Income Taxes***

The Company does not pay federal corporate income taxes on its taxable income. The Company pays New York City unincorporated business tax. The members are liable for individual income taxes on their respective share of the Company's taxable income.

     e)   ***Cash and Cash Equivalents***

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. Uninsured cash and cash equivalents approximated $1,135,843 at December 31, 2024.

     f)   ***Operating Lease***

The Company follows ASC Topic 842 and presents an operating lease on the balance sheet as a right-of-use asset and the related lease obligation as a liability.

     g)   ***Property and Equipment***

Property and equipment are carried at cost and are depreciated on a straight-line basis over its useful life of 5 years for equipment and 7 years for property.

     h)   ***Use of Estimates***

Management uses estimates and assumptions in preparing the financial statement. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

     i)   ***Recent Accounting Pronouncement***

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, to improve the disclosures about a public entity's reportable segments, primarily through enhanced disclosures about significant segment expenses and other segment related items. The Company adopted this ASU effective January 1, 2024, which did not affect its financial position or results of operations but resulted in additional disclosures.

     j)   ***Subsequent Events***

The Company has evaluated subsequent events through **March 28, 2025**, which is the date the financial statement was issued.

Note 3 -   **Profit Sharing Plan**

The Company is a sponsor of a defined contribution profit sharing and 401(k) plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the Internal Revenue Service ("IRS") Code Section 404, as amended, or replaced from time to time.

Note 3 -   **Profit Sharing Plan (Continued)**

The Company's liability to the plan for the year ended December 31, 2024 was $165,000 which is reported as a component of accounts payable and accrued expenses in the accompanying statement of financial condition.

Note 4 -   **Property, Equipment and Leasehold Improvements**

Major classifications of property and equipment, as of December 31, 2024, are summarized as follows:

Furniture and equipment	$ 74,142
Less: Accumulated depreciation	37,354
	36,788
Artwork carried at cost, and, not depreciated	8,660
	$ 45,448

Note 5 -   **Commitments and Contingencies**

The Company leases office space pursuant to a lease agreement expiring March 12, 2028. Rental payments plus escalation for real estate taxes, are payable monthly. At December 31, 2024, the Company's minimum rental commitments over the following years are as follows:

Year	Amount
2025	190,128
2026	201,196
2027	204,108
Thereafter	42,523
	637,955
Less: Interest (6%)	63,617
Present value of lease liability	$574,338

As of December 31, 2024, the discount rate for the operating lease is 6% and the remaining lease term for the operating lease is 3.2 years.

As of December 31, 2024, the Company recorded a right-of-use asset in the amount of $528,802, and a present value lease liability in the amount of $574,338. The impact to the Company Net Capital was $45,536, as the right-of-use asset is allowable as an offset to the lease liability. The lease expense was $184,251 for 2024 and is included in Occupancy expense.

Additionally, the Company has in place a letter of credit with Citigroup securing a portion of its lease obligations. This letter of credit is fully collateralized with a cash account at Citigroup, which had a balance of $46,452 at December 31, 2024. This amount is included in Other Assets on the Company's statement of financial condition.

Note 6 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1200%. At December 31, 2024, the Company had net capital of $672,148 which was $624,568 in excess of its required net capital of $47,580. The Company's net capital ratio was 106.2%.

Note 7 -   **Members' Equity**

The Company has capital interests and profits interests. Net profits or losses are allocated among the members in accordance with their respective participating percentages. The amount of any gain or loss realized in connection with the sale of all or substantially all of the business shall be allocated and distributed among the members in accordance with their respective participating percentages provided; however, that a profits interest member shall not be allocated any portion of the sale proceeds attributable to fair market value of the Company's business as of the date of that member's admission as a member of the Company. As of December 31, 2024, no profits interests had been granted.

Note 8 -   **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which consists primarily of investment banking services. The Company's products and services are described in Note 1. The Company has identified its President and Managing Director as the Chief Operating Decision Makers (the "CODMs"), who use net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODMs use excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODMs manage the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the Summary of Significant Accounting Policies. The segment assets are $2,084,546. Additions to property, equipment, and leasehold improvements for the year ended December 31, 2024 were $11,303.

During the year ended December 31, 2024, the Company derived 86.4% of its total revenues from three external customers; one representing 44.0%, one representing 23.6%, one representing 18.8%, and each individually representing 10% or more of the Company's total revenues.

_____
A copy of the Company's Statement of Financial Condition as of December 31, 2024, pursuant to SEC Rule 17a-5, is available for examination at the Company's office and at the regional office of the SEC.